STATE *of* DELAWARE
CERTIFICATE *of* TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

FIRST: The name of the trust is Zacks Trust.

SECOND: The name and address of the Registered Agent in the State of Delaware is:

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

THIRD: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interest, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. Section 80a-1 et seq.).

By: __/s/ Tanya Cody_______
Name: Tanya Cody
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:59 PM 11/14/2018
FILED 06:59 PM 11/14/2018
SR 20187649095 - File Number 7148200